JETPACK AVIATION
STATEMENT OF STOCKHOLDER'S EQUITY
NOVEMBER 1, 2016
(unaudited)

As prepared by Jetpack Aviation, Inc.

	Common Stock		Subscription Receivable	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance upon Inception	0	$ -	$ -	$ -	$ -